==============================================================================

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                          ---------------------------

                                 SCHEDULE 13D
                  Under the Securities Exchange Act of 1934*

                          ---------------------------

                                PEOPLEPC, INC.
                               (Name of Issuer)

                          ---------------------------

                   COMMON STOCK, PAR VALUE $0.0001 PER SHARE
                        (Title of Class or securities)

                          ---------------------------

                                  709776 10 8
                     (CUSIP Number of Class of Securities)

                          ---------------------------

                                Charles Martin
                                 @viso Limited
                                c/o Macfarlanes
                               10 Norwich Street
                                London EC4A 1BD
                                    England
                                44 20 7831 9222

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)
                     ------------------------------------

                                   Copy to:
                             Faiza J. Saeed, Esq.
                            Cravath, Swaine & Moore
                                Worldwide Plaza
                               825 Eighth Avenue
                              New York, NY 10019
                                (212) 474-1454

                     ------------------------------------

                                 May 31, 2001
                 (Date of Event to Which This Filing Relates)

==============================================================================


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing, on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following pages)

CUSIP No.709776 10 8                  13D


------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS

     Vivendi Universal, S.A.

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Not Applicable (foreign entity)
------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [x]
------------------------------------------------------------------------------
3    SEC USE ONLY


------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not applicable
------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]

------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     France
------------------------------------------------------------------------------
               7    SOLE VOTING POWER
  NUMBER OF         None
   SHARES      ---------------------------------------------------------------
 BENEFICIALLY  8    SHARED VOTING POWER
  OWNED BY          28,341,358
    EACH       ---------------------------------------------------------------
  REPORTING    9    SOLE DISPOSITIVE POWER
   PERSON           None
    WITH       ---------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                    28,341,358
------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     28,341,358
------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.9%
------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
------------------------------------------------------------------------------

CUSIP No.709776 10 8                  13D


------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS

     @viso Limited

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Not Applicable (foreign entity)
------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [x]
------------------------------------------------------------------------------
3    SEC USE ONLY


------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     00
------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United Kingdom
------------------------------------------------------------------------------
               7    SOLE VOTING POWER
  NUMBER OF         None
   SHARES      ---------------------------------------------------------------
 BENEFICIALLY  8    SHARED VOTING POWER
  OWNED BY          28,341,358
    EACH       ---------------------------------------------------------------
  REPORTING    9    SOLE DISPOSITIVE POWER
   PERSON           None
    WITH       ---------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                    28,341,358
------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     28,341,358
------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.9%
------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
------------------------------------------------------------------------------

ITEM 1.         SECURITY AND ISSUER

     This statement on Schedule 13D relates to the common stock, $0.0001 par value per share (the "Common Stock"), of PeoplePC, Inc., a Delaware corporation ("PeoplePC" or the "Issuer"). The principal executive offices of PeoplePC are located at 100 Pine Street, Suite 1100, San Francisco, California 94111.


ITEM 2.         IDENTITY AND BACKGROUND

     (a) The names of the persons filing this statement are as follows:
Vivendi Universal, S.A. ("Vivendi"), a societe anonyme organized under the laws of the Republic of France, and @viso Limited ("@viso"), a company organized under the laws of the United Kingdom.

     (b) The address of the principal business office of Vivendi is 42, Avenue de Friedland, 75380 Paris Cedex 08 France. The address of the principal business office of @viso is c/o Macfarlanes, 10 Norwich Street, London EC4A 1BD, England.

     (c) Vivendi is one of the world's leading media and communication companies, with assets that include the world's largest recorded music company, one of the largest film libraries in the world and leading businesses in the telecommunications, television, publishing and internet industries. @viso is a joint venture, of which 50% is owned by Vivendi and 50% is owned by SOFTBANK Holdings (Europe) Ltd., a wholly-owned subsidiary of SOFTBANK Corp. (collectively, "Softbank"). Softbank will, concurrently with the filing of this 13D, file Amendment No. 2 to Schedule 13D originally filed on March 1, 2001, relating to the Common Stock of PeoplePC, to include their beneficial ownership interest in any shares of Common Stock that are or may become beneficially owned by @viso pursuant to the Put Option (as described below). Set forth in Schedule A hereto, which is incorporated herein by reference, is the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship, of each of Vivendi's and @viso's directors and executive officers.

     (d) During the past five years, neither Vivendi nor @viso nor, to Vivendi's or @viso's knowledge, any person named in Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, neither Vivendi nor @viso nor, to Vivendi's or @viso's knowledge, any person named in Schedule A hereto, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to Federal or State securities laws or finding any violation with respect to such laws.


ITEM 3.         SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Pursuant to a Memorandum of Agreement, dated as of February 20, 2001 (the "Memorandum of Agreement"), PeoplePC granted to @viso, subject to stockholder approval, an option to sell to PeoplePC (the "Put Option") all of the shares held by @viso in PeoplePC Europe NV, a Dutch company ("PPC Europe"), in exchange for Common Stock, such that after the exercise in full of the Put Option, PeoplePC will own all of the outstanding capital stock of PPC Europe and @viso will own Common Stock. The parties entered into a definitive Put Option Agreement (the "Put Option Agreement") dated as of May 30, 2001, and stockholder approval was received on May 31, 2001. As of January 14, 2002, pursuant to the terms of the Put Option Agreement, @viso would be entitled to receive up to 28,341,356 shares of Common Stock upon exercise in full of its Put Option. Although @viso has not exercised its Put Option, as of January 14, 2002, Vivendi and @viso may be deemed to be the beneficial owners of 28,341,356 shares of Common Stock with a shared right to vote and dispose or direct the disposition of all such shares. The descriptions of the Memorandum of Understanding and the Put Option Agreement contained herein are qualified in their entirety by reference to such agreements, which are attached hereto as Exhibits 1 and 2.

     Concurrently with the execution of the Memorandum of Agreement, PPC Europe agreed to lend $15,000,000 to PeoplePC to be used for general corporate and working capital purposes against receipt of a promissory note of PeoplePC (the "Note"). The Note initially had a 90-day term, and at maturity became automatically repayable unless the term is extended by @viso in its sole discretion. Upon execution of the Put Option Agreement and related documents, the Note converted into a demand note. The Note bears a market rate of interest. The description of the Note contained herein is qualified in its entirety by reference to the Note, which is attached hereto as Exhibit 3. The Put Option Agreement provides that additional loans may be made by PPC Europe and PeoplePC UK, Ltd. to PeoplePC to be used for general corporate and working capital purposes.

     Pursuant to a Stockholder Agreement, dated as of May 30, 2001 (the "Stockholder Agreement"), among PeoplePC, @viso and the PeoplePC stockholders identified on Schedule A thereto (the "Stockholders"), each Stockholder agreed to vote (or cause to be voted) such Stockholder's shares of Common Stock (the "Shares") in favor of an issuance of up to 32,628,060 shares of Common Stock upon the exercise by @viso of its Put Option. The parties entered into the Stockholder Agreement to induce @viso to enter into the Put Option Agreement. The description of the Stockholder Agreement contained herein is qualified in its entirety by reference to the Stockholder Agreement, which is attached hereto as Exhibit 4.


ITEM 4.         PURPOSE OF TRANSACTION

     The purpose or purposes of the transaction was to induce @viso to agree to the lending of funds from PPC Europe to PeoplePC and to facilitate the lending of such funds, which funds are to be used by PeoplePC for general corporate and working capital purposes.

     (a)-(c) Not applicable.

     (d) Upon execution of the Memorandum of Understanding and continuing until the date @viso exercises its Put Option (the "Exercise Date"), PeoplePC agreed that Frank Boulben, a Vivendi representative on the @viso board of directors, will have the right to participate in and attend all meetings of the PeoplePC board of directors in a non-voting capacity.

     Pursuant to the Stockholder Agreement, beginning on the Exercise Date and continuing until February 20, 2006 (the "Termination Date"), at each annual or special meeting called or action taken for the purpose of electing directors to PeoplePC's board of directors, PeoplePC agreed to include a director nominee designated by @viso and to solicit proxies in favor of such nominee, and each Stockholder agreed to vote (or cause to be voted) such Stockholder's Shares in favor of election of such director nominee designated by @viso, such that @viso will at all times after the Exercise Date and until the Termination Date have one director representative on the PeoplePC board of directors. The Stockholder Agreement provides that Vivendi has the right to designate @viso's director designee.

     (e)-(i) Not applicable.

     (j) Other than as described above, Vivendi and @viso currently have no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (i) of this Schedule 13D (although Vivendi and @viso reserve the right to develop such plans or proposals).


ITEM 5.         INTEREST IN SECURITIES OF THE ISSUER

     (a) In connection with the Put Option Agreement, Vivendi and @viso may be deemed to be the beneficial owners of approximately 19.9% of the issued and outstanding shares of Common Stock based on 114,002,422 outstanding shares of Common Stock represented by PeoplePC as outstanding as of December 31, 2001.

     (b) As of January 14, 2002, pursuant to the terms of the Put Option Agreement, upon @viso's exercise in full of its Put Option, @viso would be entitled to receive up to 28,341,356 shares of Common Stock. The Put Option may be exercised in two alternative forms, one which is exercisable for a particular number of shares (the "Primary Put Option") and the other which is exercisable for Common Stock based on a predetermined cash value subject to a percentage cap (the "Secondary Put Option"). The Primary Put Option may be exercised by @viso at any time before the Termination Date. The Secondary Put Option may be exercised at any time during the 60-day period beginning on February 20, 2006, or during the 60-day period following a Triggering Event or Change in Control (as such terms are defined in the Put Option Agreement). Although @viso has not exercised the Put Option, as of January 14, 2002, Vivendi and @viso may be deemed to be the beneficial owners of 28,341,356 shares of Common Stock with a shared right to vote and dispose or direct the disposition of all such shares.

     Pursuant to the Stockholder Agreement, the Stockholders have agreed, among other things, to vote (or cause to be voted) such Stockholder's Shares in favor of an issuance of up to 32,628,060 shares of Common Stock upon the exercise by @viso of its Put Option. The Stockholders and the number of Shares subject to their respective Stockholder Agreements are set forth in Schedule A to the Stockholder Agreement, which is incorporated herein by reference.

     Pursuant to the Second Amended and Restated Investor Rights Agreement, dated as of May 30, 2001 (the "Investor Rights Agreement"), (i) PeoplePC, (ii) certain holders of PeoplePC Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock (such holders collectively referred to as the Investors), and (iii) certain other stockholders who with the Investors were parties to a prior investor rights agreement with PeoplePC dated as of April 5, 2001 (the "Prior Agreement") agreed, among other things, that the Prior Agreement would be superceded and replaced in its entirety by the Investor Rights Agreement. PeoplePC further agreed, among other things, that as a condition to @viso and Softbank entering into the Put Option Agreement, PeoplePC would grant to each of @viso (and Softbank to the extent it exercises a warrant described therein) certain registration rights for shares issued in accordance with the Put Option Agreement. The execution and delivery of the Investor Rights Agreement by PeoplePC, @viso, Softbank, and Investors holding at least a majority of the outstanding Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock is a condition to PeoplePC's, @viso's and Softbank's obligations under the Put Option Agreement. The description of the Investor Rights Agreement contained herein is qualified in its entirety by reference to the Investor Rights Agreement, which is attached hereto as Exhibit 5.

     (c) Subsequent to the Closing of the transactions described herein, @viso and certain other parties entered into a Registration Rights Agreement dated as of December 17, 2001 (the "Registration Rights Agreement") with PeoplePC pursuant to which PeoplePC became obligated to file a registration statement within 30 days of the date thereof for the resale of certain shares of Common Stock, including those that would be received by @viso upon @viso's exercise of the Put Option. The description of the Registration Rights Agreement contained herein is qualified in its entirety by reference to the Registration Rights Agreement, which is attached hereto as Exhibit 6.

     On December 17, 2001, Messrs. Fisher and Popiel, the Softbank designees on the @viso board of directors may be deemed to have participated in transactions effecting the Common Stock. Please reference Amendment No. 1 to
Schedule 13D relating to the Common Stock of PeoplePC, which amendment was filed on December 18, 2001, for a description of such transactions. Neither Vivendi nor @viso nor, to the knowledge of Vivendi or @viso, any person named in Schedule A, has effected any other transaction in the Common Stock during the past 60 days.

     (d) Not applicable.

     (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Other than as described in Items 3, 4 and 5 and incorporated herein by reference, to the knowledge of Vivendi and @viso, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of PeoplePC, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7.         MATERIALS TO BE FILED AS EXHIBITS

     The following documents are filed as exhibits:

     1. Memorandum of Agreement, dated as of February 20, 2001, among (i) PeoplePC, Inc., a Delaware corporation, (ii) @viso Limited, a company organized under the laws of the United Kingdom, (iii) SOFTBANK Capital Partners LP, SOFTBANK Capital Advisors Fund LP, SOFTBANK Capital LP, SOFTBANK Technology Ventures IV L.P. and SOFTBANK Technology Advisors Fund L.P., each a Delaware limited partnership, (iv) PeoplePC Europe NV, a Dutch company, and
(v) Nick Grouf.

     2. Put Option Agreement, dated as of May 30, 2001, by and among (i) PeoplePC, Inc., a Delaware corporation, (ii) @viso Limited, a company organized under the laws of the United Kingdom ("@viso"), (iii) Bowerbrook Limited, a company organized under the laws of the United Kingdom and a wholly owned subsidiary of @viso, (iv) SOFTBANK Capital Partners LP, SOFTBANK Capital Advisors Fund LP and SOFTBANK Capital LP, each a Delaware limited partnership, and (v) PeoplePC Europe NV, a Dutch company.

     3. Promissory Note, dated February 22, 2001, between PeoplePC Europe N.V., a Dutch Company ("Lender") and PeoplePC, Inc., a Delaware corporation ("Debtor").

     4. Stockholder Agreement, dated as of May 30, 2001, among PeoplePC, Inc., a Delaware corporation ("PeoplePC"), @viso Limited, a company organized under the laws of the United Kingdom, and the PeoplePC stockholders identified on Schedule A thereto.

     5. Second Amended and Restated Investor Rights Agreement, dated as of May 30, 2001, by and among PeoplePC, Inc., a Delaware corporation ("PeoplePC), the holders of PeoplePC's Series A Preferred Stock set forth on Exhibit A thereto, the holders of PeoplePC's Series B Preferred Stock set forth on Exhibit B thereto, the holders of PeoplePC's Series C Preferred Stock set forth on Exhibit C thereto, and the holders of the put options granted by PeoplePC pursuant to the Put Option Agreement dated as of May 30, 2001.

     6. Registration Rights Agreement, dated as of December 17, 2001, by and among PeoplePC, Inc., a Delaware corporation ("PeoplePC"), @viso Limited, a company organized under the laws of the United Kingdom, and the holders of the PeoplePC Series B Preferred Stock, par value $0.0001 per share, set forth on Exhibit A thereto (the "Investors").

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         VIVENDI UNIVERSAL, S.A.


                                         by     /s/ George E. Bushnell, III
                                             --------------------------------
                                             Name:  George E. Bushnell, III
                                             Title: Vice President


                                         @VISO LIMITED


                                         by     /s/ Daniel Scolan
                                             --------------------------------
                                             Name:  Daniel Scolan
                                             Title: Director



Dated: January 28, 2002

                                 EXHIBIT INDEX



Exhibit
 Number                       Exhibit Name
-------                       ------------

   1. Memorandum of Agreement, dated as of February 20, 2001, among (i) PeoplePC, Inc., a Delaware corporation, (ii) @viso Limited, a company organized under the laws of the United Kingdom, (iii) SOFTBANK Capital Partners LP, SOFTBANK Capital Advisors Fund LP, SOFTBANK Capital LP, SOFTBANK Technology Ventures IV L.P. and SOFTBANK Technology Advisors Fund L.P., each a Delaware limited partnership, (iv) PeoplePC Europe NV, a Dutch company, and (v) Nick Grouf

   2. Put Option Agreement, dated as of May 30, 2001, by and among (i) PeoplePC, Inc., a Delaware corporation, (ii) @viso Limited ("@viso"), a company organized under the laws of the United Kingdom,
          (iii) Bowerbrook Limited, a company organized under the laws of the United Kingdom and a wholly owned subsidiary of @viso, (iv) SOFTBANK Capital Partners LP, SOFTBANK Capital Advisors Fund LP and SOFTBANK Capital LP, each a Delaware limited partnership, and (v) PeoplePC Europe NV, a Dutch company

   3. Promissory Note, dated February 22, 2001, between PeoplePC Europe N.V., a Dutch Company ("Lender") and PeoplePC, Inc., a Delaware corporation ("Debtor")

   4. Stockholder Agreement, dated as of May 30, 2001, among PeoplePC, Inc., a Delaware corporation ("PeoplePC"), @viso Limited, a company organized under the laws of the United Kingdom, and the PeoplePC stockholders identified on Schedule A thereto

   5. Second Amended and Restated Investor Rights Agreement, dated as of May 30, 2001, by and among PeoplePC, Inc., a Delaware corporation ("PeoplePC), the holders of PeoplePC's Series A Preferred Stock set forth on Exhibit A thereto, the holders of PeoplePC's Series B Preferred Stock set forth on Exhibit B thereto, the holders of PeoplePC's Series C Preferred Stock set forth on Exhibit C thereto, and the holders of the put options granted by PeoplePC pursuant to the Put Option Agreement dated as of May 30, 2001

   6. Registration Rights Agreement, dated as of December 17, 2001, by and among PeoplePC, Inc., a Delaware corporation ("PeoplePC"), @viso Limited, a company organized under the laws of the United Kingdom, and the holders of the PeoplePC Series B Preferred Stock, par value $0.0001 per share, set forth on Exhibit A thereto (the "Investors")

                                  SCHEDULE A



          DIRECTORS AND EXECUTIVE OFFICERS OF VIVENDI UNIVERSAL, S.A.


     Set forth below is the name, business address, principal occupation or employment and citizenship of each director and executive officer of Vivendi Universal. Unless otherwise indicated, the business address of each person listed below is 42, Avenue de Friedland, 75380 Paris Cedex 08, France.



                                         Principal Occupation or Employment and
Name and Business Address                Business Address                                    Citizenship
-------------------------                ---------------------------------------             ------------


Jean-Marie Messier                       Chairman and CEO of Vivendi Universal                 France

Eric Licoys                              Co-COO Vivendi Universal                              France

Pierre Lescure                           Chairman and CEO of CANAL+,                           France
                                         Chairman of the Executive Board of
                                         Groupe CANAL+ and Co-COO of
                                         Vivendi Universal

Bernard Arnault                          Chairman and CEO of LVMH                              France
                                         30, avenue Hopche
                                         75008 Paris, France

Jean-Louis Beffa                         Chairman and CEO of Compagnie de                      France
                                         Sain-Gobain
                                         Les Miroirs
                                         92096 Paris Cedex
                                         27, France

Edgar Bronfman, Jr.                      Vice Chairman of the Board of Directors            United States
                                         of Vivendi Universal

Edgar M. Bronfman                        Director of Vivendi Universal                      United States
                                         375 Park Avenue
                                         New York, NY 10152

Richard H. Brown                         Chairman and CEO of Electronic Data                United States
                                         Systems Corporation
                                         5400 Legacy Drive
                                         Plano, Texas 75024-3198

Jean-Marc Espalioux                      Chairman of the Executive Board of Accor              France
                                         Tour Maine Montparnasse
                                         33, avenue du Maine
                                         75755 Paris Cedex
                                         15, France

Philippe Foriel-Destezet                 Chairman and CEO of Adecco                            France
                                         52, rue de la Bienfaisance
                                         75008 Paris, France

Jacques Friedmann                        Retired Chairman of the Supervisory                   France
                                         Board of AXA-UAP
                                         (Chairman from 1993-2000)
                                         80, avenue de Breteuil
                                         75007 Paris, France

Guillaume Hannezo                        Senior Executive Vice President and CFO               France
                                         of Vivendi Universal

Esther Koplowitz                         Chairman and Member of the Board of                    Spain
                                         Directors of Fomento de
                                         Construcciones y Contratas
                                         Torre Picasso
                                         Plaza Pablo Ruiz Picasso
                                         28020 Madrid, Spain

Mario-Josee Kravis                       Senior Fellow, Hudson Institute                    United States
                                         c/o 625 Park Avenue
                                         New York, NY 12021



                                         Principal Occupation or Employment and
Name and Business Address                Business Address                                    Citizenship
-------------------------                ---------------------------------------             ------------

Henri Lachmann                           Chairman and CEO of Schneider                         France
                                         Electric Industries
                                         43-45, boulevard
                                         F. Roosevelt, 92500
                                         Rueil-Malmaison, France

Samuel Minzberg                          President and Chief Executive Officer of              Canada
                                         Claridge Inc.
                                         1170 Peel Street
                                         Montreal, Quebec H3B, 4P2

Simon Murray                             Chairman of Simon Murray & Company                     U.K.
                                         Princes House-2nd Floor
                                         38, Jermyn Street
                                         London SW1Y 6DT

Serge Tchuruk                            Chairman and CEO of Alcatel                           France
                                         54, rue de la Boetie
                                         75008 Paris, France

Rene Thomas                              Honorary Chairman and Director of                     France
                                         Banque Nationale de Paris-PARIBAS
                                         16, boulevard des Italiens
                                         75009 Paris, France

Marc Vienot                              Honorary Chairman and Director of                     France
                                         Societe Generale
                                         Tour Societe Generale
                                         92972 Paris La Defense
                                         Cedex, France


                              DIRECTORS AND EXECUTIVE OFFICERS OF @VISO LIMITED


Set forth below is the name, business address, principal occupation or employment and citizenship of each director and executive officer of @viso Limited.



                                         Principal Occupation or Employment and
Name and Business Address                Business Address                                    Citizenship
-------------------------                ---------------------------------------             ------------

Frank Boulben                            Director of @viso Limited                             France
                                         Co-COO Vivendi Universal Net
                                         Tour Cedre
                                         7, Allee de l'Arche
                                         92677 - COURBEVOIE Cedex
                                         FRANCE

Daniel Scolan                            CEO Atviso SAS, Atviso Bv                             France
                                         Director of @viso Limited
                                         Tour Cedre - Paris La Defense
                                         7, Allee de l'Arche
                                         92677 - COURBEVOIE Cedex
                                         FRANCE

Brian Popiel                             Director of @viso Limited                              Canada
                                         Director of Strategy and Transactions
                                         SOFTBANK Capital Partners LLC
                                         1188 Centre Street
                                         Newton Center, MA 02459

Ronald Fisher                            Director of @viso Limited                           United States
                                         Director of SB Holdings (Europe) Ltd.;
                                         Director of SOFTBANK Corp.
                                         1188 Centre Street
                                         Newton Center, MA 02459
